ITHAX Acquisition Corp III
826 Collins Avenue, Suite 201
Miami, Florida 33139

November 17, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549
Attn: Catherine De Lorenzo and Mary Beth Breslin

Re: ITHAX Acquisition Corp III
Draft Registration Statement on Form S-1
Submitted August 21, 2025
CIK No. 0002080985

Dear Ms. De Lorenzo and Ms. Breslin:

On behalf of ITHAX Acquisition Corp III, a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 17, 2025, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on August 21, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Principal Shareholders, page 152

1.	Please revise the table on page 152 to reflect the independent directors’ beneficial ownership of your shares by means of the indirect interest in founders’ shares that they will receive as described on the cover page, page 10 and elsewhere, or advise.

In response to the Staff’s comment, we have revised the principal shareholders table to reflect the directors’ indirect interest in founders’ shares that they will receive.

2.	We note your disclosure on pages 27, 193 and elsewhere that Cantor Fitzgerald & Co. has committed to purchasing 1,333,333 private placement warrants at $1.50 per warrant for an aggregate purchase price of $2,000,000 and that this has been deemed underwriters’ compensation by FINRA pursuant to FINRA Rule 5110. Please revise your underwriter's compensation table to include the private placement warrants. Refer to Item 508(e) of Regulation S-K.

In response to the Staff’s comment, we have revised the underwriter's compensation table to include the private placement warrants.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ari Edelman, at ari@edelmanlegal.com or by telephone at (845) 533-3435.

Sincerely,

By:	/s/ Orestes Fintiklis
Name:	Orestes Fintiklis
Title:	Chief Executive Officer

cc: Ari Edelman, Esq.